
May 28, 2021

J. Michael Daniel
Senior Vice President and Chief Financial Officer
Bassett Furniture Industries Inc.
3525 Fairystone Park Highway
Bassett, Virginia 24055

> **Re: Bassett Furniture Industries Inc.**
> **Form 10-K for the Fiscal Year Ended November 28, 2020**
> **Response dated May 14, 2021**
> **File No. 000-00209**

Dear Mr. Daniel:

We have reviewed your May 14, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 21, 2021 letter.

Response Letter dated May 14, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Analysis of Operations, page 17

1. We note your response to comment 1 and reissue our prior comment. As noted in Item 303(b) of Regulation S-K and SEC Release No. 33-8350, your results of operations discussion should focus on an analysis of your consolidated financial condition and operating performance, with segment data provided where material to an understanding of consolidated information. Accordingly, please address the following comments related to your analysis of operations discussion:

    • Revise your disclosures in future filings to discuss year-over-year changes in net sales to external customers, cost of furniture and accessories sold, gross profit and

gross profit margin, and selling, general and administrative expenses on a
consolidated basis exclusive of inter-company amounts.

- Revise your segment results disclosures to provide and discuss changes in net sales to external customers.

Notes to the Consolidated Financial Statements
Segment Information, page 62

2. We have reviewed your response to comment 6 and note that your
presentation of wholesale sales by product category remains inclusive of inter-company
sales. Please ensure that you disclose the amount of revenues from external customers for
each product category. Show us what your proposed disclosure would have looked like
for the historical periods presented. Refer to ASC 280-10-50-40 and ASC 606-10-50-5.

You may contact Charles Eastman at 202-551-3794 or Andrew Blume at 202-551-3254
with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing